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Mainstem Malt
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LEGAL NOTE: Our fundraiser is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything here shortly, you'll be able to confirm your investment.

Like · Reply · Commented on by **Emily Hutto** ⓘ · 2d · Edited



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